UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2006

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

16 May 2006
Number 17/06

BHP BILLITON COMPLETES US$2 BILLION CAPITAL RETURN

BHP Billiton today announced that it has successfully completed the US$2 billion capital management programme announced in February 2006, buying back a total of 114.82 million shares, or 1.9% of the issued share capital of the BHP Billiton Group.

BHP Billiton Chief Financial Officer, Alex Vanselow, said the rapid completion of the programme demonstrated BHP Billiton's commitment to enhancing shareholder value.

"We are delighted to have been able to complete our announced programme in such a short space of time and in a way that maximises value to the Group and our shareholders. The reduced number of shares on issue means that all shareholders will benefit from the increased earnings, cash flow and return on equity attributable to each share. BHP Billiton has now returned US$11.4 billion to shareholders since June 2001 through a combination of dividends, buy-backs and other forms of capital returns.

"We continue to review the Company's capital requirements and, in accordance with our commitment to strong capital discipline, will continue to return surplus capital to shareholders when appropriate, whilst ensuring that we are able to finance our significant pipeline of growth opportunities and support our progressive dividend policy, regardless of short term commodity price movements," Mr Vanselow said.

The A$2.25 billion (US$1.6 billion) off-market buy-back of 96.0 million shares in BHP Billiton Limited was completed on 3 April 2006 at a price of A$23.45 per share, representing a discount of 14% to the volume weighted average price of BHP Billiton Limited shares over the 5 trading days up to and including the closing date of the buy-back.

The on-market buy-back of shares in BHP Billiton Plc commenced on 27 April 2006 and was completed today. A total of 18.82 million shares have been bought back at an average price of 1153.56 pence (totalling PDS217 million or US$403m). This represents a discount to the average BHP Billiton Limited share price over the period of 8.8%.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 16 May 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary